



2024 REPORT

Philosopher Foods

Philosopher

Dear investors,

Projected Revenue Growth in 2025: from $1.1M to $3.3M - 205% YoY, achieving slight profitability. Our fermentation & dehydration processes are globally patent-pending to build a moat around our Intellectual Property. We also now have our own manufacturing facility in Santa Rosa, CA, which is the 1st facility dedicated to fermentation & dehydration of nuts. It costs a lot of money to set up what we have set up, but we now have the foundation and backbone to take this company to new heights! Thanks for your support.

We need your help!

We need help with raising a bridge round to get us to profitability! We'll be sending out the details on this shortly, but we will be opening another convertible note fundraise on Wefunder on March 4th, 2025 to help us achieve this goal. We also need help with marketing experts and go-to-market strategists for making a detailed plan on how best to scale Gut Nuts fermented almonds, cashews, and peanuts in the market. We are also looking for co-packing and private label business if you know of anyone: we can do anything shelf stable that goes into a stand up pouch, plus anything nut or seed butter.

Sincerely,

Tim Richards

Founder, Owner, & CEO / Chief Philosopher Foodie

How did we do this year?

REPORT CARD

B+

☺ The Good

We launched Gut Nuts fermented

☹ The Bad

We're still operating at a loss. We

almonds and cashews in new branding and packaging and sold almost $200,000 of them	lost $548k, or about $45k a month. We need about $3M in revenue to breakeven.
We grew 25% YoY and surpassed $1.1M in revenue. 33% sold on website: 53% returning customer rate, $87.43 AOV.	We lost a lot of money due to moving around to 4 different co-packers and a fulfillment center before getting our facility.
We moved into our own production facility, hired our own Director of Operations, and two staff under him to decrease product COGs	We had a digital marketer that hardly drove any results for a huge amount of expense, before finding a much better one.

2024 At a Glance

January 1 to December 31








$1,013,028 +34%
Revenue

-$548,050
Net Loss

$181,981 +22%
Short Term Debt





$635,000
Raised in 2024

$69,051
Cash on Hand
As of 02/24/25

INCOME   BALANCE   NARRATIVE



- Revenues   - Profit

$755,561 $1,013,028

-$464,138   -$548,050

2023   2024

Net Margin: -54%   Gross Margin: 54%   Return on Assets: -111%   Earnings per Share: -$10,961.00

Revenue per Employee: $168,838   Cash to Assets: 30%   Revenue to Receivables: 1,839   Debt Ratio: 449%

📄 Philosopher_Foods_.pdf

We ❤ Our 89 Investors











Thank You For Believing In Us

Raines Cohen
Patricia Barskey
Patrick Magoon
Marc Pittenger
Jarvis Cline
Barry G Pechous
Carolina Williams
Deena Rosen
Brian Drummond
Veena Harbaugh
Daniel E Rutledge
Monique Hypes
Renée Belgrado-Bye
Lion Goodman
Suresh Gurunathan
Toni Be
Roderick Herron
Martina Alkire
Beth Karpas
Amy Rink
Alexandra Zaranka
Caleb MacCready
Erica Stanojevic
Dominic Lazzaro
Alfina Milluzzo
Jack Joshua
Alicia Smith
Frances Alcinda Rosenzweig
David Gainsboro
Heather Terry
Frederick Smith
Kevin Bayuk
Carol Harding
Ryan Mullen
Vito Zaccone
Nancy Sollitt
Kelly Blake
David Ginsburg
Ramon De La Cruz
Jennifer Bisignano
Kelly Garner
Vito Lasprugato
Rachel Prinzevalli
Nandini Bhattacharya
Jim Redmond
Lukas Pieter
Stacey Herzing
Erica Schatten
Gage Mitchell
Kira Whitehouse
Ezra Barth-Rogers
Sofia Snavely
Sylwia Tabor
Bryan Parman
Eric Friedlander
Sasha Sherman
Sara Neuville
Maggygrace Howe
Luis Chavez
Russell E Steele
Alexandra Moeser
Maximilian Breall
Colleen Kavanagh
Ariana Thalmann
Anna Anderson
Michelle Romeo LEHNERT
J Estabrook
Joe Ballou
Daniela Jensen
Susan Mallon
Samuel Bagenstos
Melanie Green
Dennis And Dottie Pendleton
Doug Miller-Fleig
Pasha Mirazimi
Melissa Stoner
Hugh Murphy

Thank You!

From the Philosopher Foods Team

Tim Richards

Founder, Owner, & CEO / Chief Philosopher Foodie

I'm proud of creating delicious, nutritious, ethical, and ecological nut butters! I love changing the way food is grown and made to be more healthful and regenerative. If you...

Sam Shisler

Sam Shisler

National Director of Sales

Partner at M.R. Sales - Private Label Food Brokerage to Kroger National Sales Manager for Alter Eco Foods National Sales...

Elliot Begoun

Strategic Advisor

Founding Member, The Angel Group Founder, Brand Champion - TIG Brands Board Member, The Good Crisp...

Edouard Rollet

Strategic Advisor

Co-founder and Co-CEO - Alter Eco Foods Board Member - One Step Closer to Organic Sustainable Community (OSC2...

Haley Walsh

Haley Walsh

Director of Western Sales

Mandy Cassell

Mandy Cassell

Farmer's Market and Events Manager

Helped us launch an epic debut at our first ever Expo West show in 2022, despite having never attended Expo West!

Chelsea Marie

Social Media and Marketing Coordinator

Mother, artist, and foodie with degrees in Environmental Studies and Holistic Health

Clayton Carlisle

Clayton Carlisle

Director of Central Sales

Kristine Arrambide

Kristine Arrambide

Inside Sales Manager

Lale Kaya

Lale Kaya

Sales Coordinator

Jose Banuelos

Jose Banuelos

Warehouse and Fulfillment Lead

Details

The Board of Directors

Director	Occupation	Joined
Timothy Ryan Richards	CEO @ Philosopher Foods	2014

Officers

Officer	Title	Joined
Timothy Ryan Richards	President CFO Secretary CEO	2014

Voting Power

Holder	Securities Held	Voting Power
Timothy Ryan Richards	50 Common Stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2018	$1,000		Other
02/2021	$73,000		Other
02/2021	$15,000		Other
07/2021	$36,018		Other
09/2021	$41,148		Other
09/2021	$69,000		Other
09/2021	$150,000		Other
12/2021	$25,000		Section 4(a)(2)
12/2021	$99,658		Section 4(a)(2)
01/2022	$35,000		Section 4(a)(2)
03/2022	$449,500		Other
05/2022	$25,000		Section 4(a)(2)
08/2022	$123,333		Section 4(a)(2)
08/2022	$20,000		Section 4(a)(2)
05/2023	$100,361		4(a)(6)
04/2024	$635,000		Section 4(a)(2)
01/2025	$285,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/27/2021	$25,000	5.5%	20.0%	$6,400,000	12/27/2026
12/28/2021	$99,658	5.5%	20.0%	$6,400,000	12/28/2026
01/01/2022	$35,000	5.5%	20.0%	$6,400,000	12/29/2027
05/26/2022	$25,000	5.5%	20.0%	$6,400,000	05/26/2027
08/17/2022	$123,333	5.5%	20.0%	$6,400,000	08/17/2027
08/17/2022	$20,000	5.5%	20.0%	$6,400,000	08/17/2027
01/03/2025	$285,000	5.5%	20.0%	$6,400,000	12/31/2026

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Herb Moore	10/10/2018	$1,000	$0	5.0%	10/10/2019	
Slow Money NorCal lenders	02/17/2021	$73,000	$29,810	5.0%	02/17/2024	Yes
Kiva User Funds LLC	02/18/2021	$15,000	$8,333	0.0%	02/18/2024	Yes
Bank Of America	07/20/2021	$36,018	$20,521	1.93%	07/20/2024	Yes
US Small Business Administration	09/01/2021	$41,148	$0	1.0%	08/22/2022	
Mark and Debbie Richards	09/01/2021	$69,000	$69,000	0.0%	10/31/2027	Yes
Pacific Community Ventures, Inc.	09/24/2021	$150,000	$127,815	4.25%	10/01/2026	Yes
U.S. Small Business Administration	03/11/2022	$449,500	$449,900	3.75%	03/11/2052	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	50	50	Yes

Warrants: 0
Options: 0

Form C Risks:

We are not in a contract with any of our stores or accounts, so there is a risk that they drop us and we lose their revenue, causing us not to hit our projections.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Risk of an inability to hire enough staff: if we are not able to raise the full $1M we are seeking between our public and private raises given the economic downturn, this may slow progress on our sales projections.

The Company is a California Corporation that is federally taxed as an S-Corp. As such, the Company will be legally required to change their federal tax status to a C-Corp in the future upon a qualified financing round (as described in the convertible note) in order for the securities in this offering to covert to stock in the Company. Should the Company not convert to C-Corp tax status in the future upon a qualified financing round, convertible notes purchased in this Reg CF will not convert to equity. That said, as described in the terms of the notes, investors will still be entitled to receiving their investment back plus interest.

We may not be able to raise the full $1M we are seeking between our public and private raises given the economic downturn, which may slow progress on our sales projections.

Risk of climate change: our Regenerative Organic Certified farms should be hardy against climate change, but if drought is bad enough, or wildfire occurs, or niche supply chain could be disrupted and we'd have to transition to regular organic sources.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❓ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $6,400,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
The Philosopher's Stoneground, Inc DBA Philosopher Foods

California S Corporation
Organized May 2014
6 employees
1809 Empire Industrial Ct
STE A
Santa Rosa CA 95403 http://philosopherfoods.com

Business Description

Refer to the Philosopher Foods profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Philosopher Foods is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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